07005070

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 48384

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 . 2007
WASH, DC 210 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hardscrabble Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Seven Hardscrabble Close
(No. and Street)

East Hampton (City) New York (State) 11937 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Gruber 631 324-0419 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

PROCESSED
MAR 2 8 2007
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, David Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hardscrabble Trading LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SHARON E. ANDERSON
Notary Public, State of New York
No. 01AN6073118
Qualified in Suffolk County
Commission Expires April 29, 20 10

Notary Public

Signature

President of the Manager, Gruber/Gray LLC
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDSCRABBLE TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

HARDSCRABBLE TRADING LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of Hardscrabble Trading LLC

We have audited the accompanying statement of financial condition of Hardscrabble Trading LLC (the "Company"), including the condensed schedule of investments, as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 6 to the financial statements, the Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is also considered to be an investment company under accounting principles generally accepted in the United States of America. As such, the Company is subject to certain disclosure requirements that would otherwise not be required of a broker-dealer. The Company's management has elected to omit the disclosure of the cost of securities owned and the proceeds of securities sold short, as are currently required for investment companies under accounting principles generally accepted in the United States of America.

In our opinion, except for the matters discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hardscrabble Trading LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2007

HARDSCRABBLE TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Securities owned, at market	$	18,224,212
Due from clearing broker		23,501,349
Cash		431
Other assets		24,216
	$	41,750,208
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold short, at market	$	18,298,933
Other liabilities		19,453
Total liabilities		18,318,386
Members' equity		23,431,822
	$	41,750,208

See accompanying notes to financial statements.

HARDSCRABBLE TRADING LLC

CONDENSED SCHEDULE OF INVESTMENTS

December 31, 2006

	Percentage of Members' Equity	Market Value
Securities owned, at market		
Common Stocks		
United States		
Energy	10.9 %	$ 2,551,314
Drug/Medical	10.2	2,396,749
Food/Beverage	5.6	1,322,870
Banking/Financial Services	5.6	1,308,126
Retail Store	5.5	1,295,610
Insurance	4.3	1,013,382
Heavy Machinery	3.5	827,134
Semiconductors	3.0	691,239
Business Services	3.0	690,260
Consumer Products	2.9	688,273
Computers	2.7	635,040
Building Products	2.5	594,813
Aerospace	2.3	537,689
Transportation	2.2	520,622
Chemicals	2.2	504,421
Electronics	2.2	503,975
Healthcare	2.0	461,319
Software	1.8	421,694
Oil Services	1.3	311,615
Media/Entertainment	1.3	300,268
Telecommunication	1.1	267,815
Other	1.7	379,984
Total securities owned, at market	77.8 %	$ 18,224,212

See accompanying notes to financial statements.

HARDSCRABBLE TRADING LLC

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2006

	Percentage of Members' Equity		Market Value
Securities sold short, at market			
Common Stocks			
United States			
Energy	12.3 %	$	2,881,776
Drug/Medical	7.0		1,630,960
Food/Beverage	6.3		1,469,292
Banking/Financial Services	5.9		1,387,012
Electronics	4.8		1,121,180
Building Products	4.7		1,103,067
Healthcare	4.6		1,077,330
Retail Store	4.1		967,304
Insurance	3.8		884,625
Business Services	3.5		829,594
Semiconductors	3.1		715,762
Computers	2.9		684,912
Consumer Products	2.6		604,267
Transportation	2.1		498,930
Aerospace	2.1		492,192
Metals/Mining	1.9		440,899
Software	1.7		393,926
Media/Entertainment	1.6		365,421
Telecommunication	1.3		314,447
Other	1.8		436,037
Total securities sold short, at market	78.1 %	$	18,298,933

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Hardscrabble Trading LLC (the "Company"), a New York limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of and is regulated by NYSE Arca Equities, Inc. (as successor to the Pacific Exchange, Inc.). The Company was organized for the purpose of trading in listed securities and options for its own account. The majority owner of the Company is The Market Neutral Fund, L.P. ("Market Neutral"). The Company's Managing Member is Gruber/Gray LLC.

Valuation of Securities Owned and Securities Sold Short

The Company values its securities owned and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the period.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividend income and dividends paid on short sales are recorded on the ex-dividend date and interest is recognized on the accrual basis. Net gain (loss) from trading in securities consists primarily of net realized gain (loss) because of the Company's active trading style.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company does not record a provision for income taxes since the individual members report their share of the Company's income or loss on their income tax returns.

2. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $18,600,000, which was approximately $18,500,000 in excess of its minimum requirement of $100,000.

HARDSCRABBLE TRADING LLC

NOTES TO FINANCIAL STATEMENTS

3. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of customers".

4. Concentration of credit risk

The Company conducts business with its clearing broker for its own trading activities. The clearing and depository operations for the Company's trading activities are performed by its clearing broker pursuant to a clearance agreement. The securities owned, securities sold short and the due from clearing broker reflected on the statement of financial condition are positions with and amounts pursuant to this clearance agreement.

Amounts due from clearing broker may be restricted to the extent that they serve as deposits for securities sold short.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

5. Securities sold short

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements. The Company is not exposed to this risk to the extent it holds offsetting long positions which were approximately $1,096,000 at December 31, 2006.

6. Condensed schedule of investments and disclosure of financial highlights

The Company is a broker-dealer registered with the SEC and is also considered to be an investment company under accounting principles generally accepted in the United States of America. As such, the Company is subject to certain disclosure requirements that would otherwise not be required of a broker-dealer. The Company's management has elected to omit the disclosure of the cost of securities owned and the proceeds of securities sold short in the condensed schedule of investments and the disclosure of financial highlights, both of which are required for investment companies in accordance with accounting principles generally accepted in the United States of America.

7. Related party transactions

In accordance with an Operating and License Agreement, all operating expenses, except for fees paid to NYSE Arca Equities, Inc., and services of the Company are provided by Gruber, Gray & Company, Inc. at the sole expense of the Managing Member.

END